FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

24 September 2014

Notification of Transactions of Persons Discharging Managerial Responsibilities and Connected Persons

In accordance with DTR 3.1.2 R and 3.1.4 R(1)(a) HSBC Holdings plc was advised that the following transactions in US$0.50 ordinary shares took place in London:

(i) advised on 23 September 2014 that the following grant of options under the HSBC Savings-Related Share Option Plan took place on that date. The price per option was £5.1887; and

Directors

Name	Options acquired
Douglas Flint	2,919
Iain Mackay	3,469

Persons Discharging Managerial Responsibilities

Name	Options acquired
Ann Almeida	3,469
Simon Cooper	5,839
John Flint	3,469
Alan Keir	2,428
Stuart Levey	3,469

(ii) advised on 24 September 2014 that the following sale took place on 23 September 2014. The price per share was £6.5107.

Director

Name	Shares sold
Iain Mackay	48,000

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                        Date: 24 September 2014